EXHIBIT 21.1
THE ESTÉE LAUDER COMPANIES INC.

SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries.

Name	Jurisdiction in which Organized
Estee Lauder Cosmetics Limited	United Kingdom

Estee Lauder Europe, Inc.	Delaware

Estee Lauder Inc.	Delaware

Estee Lauder International, Inc.	Delaware

Estee Lauder Luxembourg S.a.R.L.	Luxembourg

Estee Lauder BV	Belgium

Estee Lauder (Shanghai) Commercial Company Ltd.	China

Estee Lauder AG Lachen	Switzerland

NEDP Holding S.a.R.L.	Luxembourg

Too Faced Cosmetics, LLC	Delaware

BECCA, Inc.	California

Aramis, Inc.	Delaware

Have&Be Co. Ltd.	Korea

Estee Lauder UK Holdings Ltd.	United Kingdom

Make-up Art Cosmetics Inc.	Delaware